MSS MUTUAL SHAREHOLDER SERVICES, LLC

December 14, 2005

To Whom It May Concern:

Please disregard the N-1A filing for the Light Green Investment Trust that was submitted on December 12, 2005. The submission, Accession Number 0001162044-05-000553, was done in error and the filing should have been an N-1A/A. This means that the new 33 Act number that was assigned to the Light Green Investment Trust, 333-130268, should be disregarded. The Trust will continue to use the original 33 Act number that was assigned it, 333-128602, for all future filings. We appreciate your attention to this matter. Should you have any questions or concerns please contact us at (440) 922-0066 x. 101.

Sincerely,

Gregory B. Getts
Mutual Shareholder Services
President

8869 BRECKSVILLE ROAD, SUITE C • BRECKSVILLE, OHIO • 44141-1921
PHONE: 440-922-0066 • FAX: 440-922-0110
WWW.MUTUALSS.COM